Exhibit 99.1

NORBORD INC.

Annual Information Form

February 2, 2017

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Unless otherwise noted, all information contained in this Annual Information Form (AIF) is as at December 31, 2016.

All dollar amounts in this AIF are in US dollars unless otherwise specified.

In this AIF, “Norbord” means Norbord Inc. and its consolidated subsidiaries and affiliates. “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise.

“Brookfield” means collectively Brookfield Asset Management Inc. and its consolidated subsidiaries and affiliates (other than Norbord), a related party, by virtue of a controlling equity interest in the Company.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends”, “supports,” “continues,” “future” or variations of such words and phrases or negative versions thereof or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the U.S. Census Bureau, FEA (Forest Economic Advisors, LLC), APA – the Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which we may refer to but have not independently verified.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) effects of currency exposures and exchange rate fluctuations; (13) future operating costs; (14) availability of financing; (15) impact of future cross-border trade rulings or agreements; (16) ability to implement new

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or upgraded information technology infrastructure; and (17) impact of information technology service disruptions or failures.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

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CORPORATE STRUCTURE

Norbord Inc. was formed under the Canada Business Corporations Act on December 31, 1998 by the amalgamation of Noranda Forest Inc. and NFI Forest Holdings Ltd. The Company filed Articles of Arrangement and Restated Articles of Incorporation on June 30, 2004 to facilitate the transfer of its paper and timber business to a new public company, Fraser Papers Inc., and changed its name from Nexfor Inc. to Norbord Inc. The Company filed Articles of Amendment on October 16, 2009 in connection with its one for ten share consolidation effective the same date. On July 15, 2015, the Company filed Articles amalgamating Norbord Inc. and Ainsworth Lumber Co. Ltd. (Ainsworth).

The registered and principal office of Norbord Inc. is 1 Toronto Street, Suite 600, Toronto, Ontario, M5C 2W4. Norbord is an international producer of wood-based panels with approximately 2,600 employees and 17 plant locations in the United States, Canada and Europe. Norbord has assets of approximately $1.8 billion, net sales of more than $1.7 billion, and is the world’s largest producer of OSB. In addition to OSB, Norbord manufactures particleboard, MDF and related value-added products.

As at February 2, 2017, Brookfield owned approximately 53% of the outstanding common shares (Common Shares) of the Company.

The principal operating subsidiaries of the Company are:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned	Date of Incorporation
Norbord Alabama Inc.	Alabama	100%	10/12/1999
Norbord Europe Ltd.	United Kingdom	100%	04/12/2012
Norbord Georgia LLC	Delaware	100%	12/31/2008
Norbord Minnesota Inc.	Delaware	100%	12/20/2006
Norbord Mississippi LLC	Delaware	100%	12/31/2008
Norbord NV	Belgium	100%	05/28/2004
Norbord South Carolina Inc.	South Carolina	100%	05/22/1998
Norbord Texas (Jefferson) Inc.	Delaware	100%	12/20/2006
Norbord Texas (Nacogdoches) Inc.	Delaware	100%	12/20/2006

There are no voting or non-voting securities issued by any of the Company’s subsidiaries that are not 100% owned, directly or indirectly, by the Company.

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GENERAL DEVELOPMENT OF THE BUSINESS

Changes in the Business 2014-2017

Quebec Mill Exchange

On October 28, 2016 the Company announced that it had reached an agreement with Louisiana-Pacific Corporation (LP) to swap ownership of its mill in Val-d’Or for LP’s mill in Chambord, Quebec. Production at both mills has been curtailed for a number of years. The non-monetary asset exchange transaction closed November 3, 2016. The Chambord mill has a stated capacity of 470 million square feet (3/8-inch basis) and the Val-d’Or mill has a stated capacity of 340 million square feet (3/8-inch basis).

Normal Course Issuer Bid

On October 28, 2016, the Company announced that it had received approval from the Toronto Stock Exchange (TSX) to renew its normal course issuer bid in accordance with TSX rules. Under the bid, the Company may purchase up to 4,280,997 of its Common Shares, representing 5% of the 85,619,946 issued and outstanding Common Shares as of October 20, 2016. Purchases under the bid will terminate on the earlier of November 2, 2017, the date Norbord completes its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX or the date of notice by Norbord of termination of the bid. As of the date of this AIF, the Company had not made any purchases under this bid or the previous bid which expired on November 2, 2016. Shareholders may obtain a copy of the notice filed with the TSX authorizing the bid without charge, by contacting the Company at (416) 365-0705 or info@norbord.com.

High Level Fire

On May 4, 2016, a fire started in the woodyard of the High Level, Alberta mill. Production was halted immediately while the fire was brought under control. The mill has an annual production capacity of 860 million square feet (3/8-inch basis) and has been ramping up toward full production since resuming operations in late 2013. The fire destroyed a portion of the mill’s log inventory. The mill returned to production approximately three weeks later. To date, the Company has recognized an insurance recovery of $15 million for the reimbursement of the lost log inventory, costs of fighting the fire, site restoration and business interruption.

NYSE Listing

On February 16, 2016, the Company announced that its shares had been authorized for listing on the New York Stock Exchange (NYSE). The shares began trading on the NYSE on February 19, 2016 under the symbol “OSB”. Concurrent with the NYSE listing, the Company changed its ticker symbol on the TSX to “OSB”.

Bank Line Amendments

In April 2016, the Company amended its committed revolving bank lines to increase the tangible net worth covenant to $500 million and extend the maturity date to May 2019. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2017, 2020 and 2023 senior secured notes.

Inverness Project

On January 28, 2016, the Company announced a US $135 million investment over the next two years to modernize and expand its Inverness, Scotland OSB mill. Key supplier negotiations and site preparation activities commenced during the first quarter of 2016 and construction work started in the second quarter. The Company moved the unused second press from its Grande Prairie, Alberta mill for use in the

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Inverness project, which is expected to shorten the project timeline by up to six months. Norbord expects the new line to start up in the second half of 2017, with no disruption to existing production capacity in the interim. The reinvested mill will have a stated capacity of 720 million square feet (3/8-inch basis), an increase of 325 million square feet over the Inverness mill’s current capacity.

Merger with Ainsworth

On December 8, 2014, the Company and Ainsworth announced that they had entered into an arrangement agreement under which the Company and Ainsworth would merge to create a leading global wood products company focused on OSB across North America, Europe and Asia (the Merger).

On March 31, 2015, the Merger was completed. Under the terms of the transaction, Norbord acquired all of the outstanding common shares of Ainsworth in an all-share transaction and Ainsworth shareholders received 0.1321 of a share of Norbord for each Ainsworth share. Norbord issued 31,830,328 Common Shares to Ainsworth shareholders on closing. Ainsworth common shares were de-listed from the TSX on April 2, 2015. A business acquisition report prepared in connection with the Merger was filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Other Developments

In April 2015, the Company issued $315 million in senior secured notes due 2023 with an interest rate of 6.25%. The notes rank pari passu with the Company’s existing senior secured notes due in 2020 and 2017 and committed revolving bank lines. The Company used the proceeds to redeem, prior to maturity, the outstanding $315 million senior secured notes of Ainsworth due in 2017 that were assumed upon closing of the Merger.

In April 2015, the Company amended its accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution, increasing the program commitment by $25 million to $125 million to reflect the Merger.

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DESCRIPTION OF THE BUSINESS

Principal Products and Markets

Norbord’s business comprises the manufacturing, sales, marketing and distribution of panelboards and related products used primarily in the construction of new homes or the renovation and repair of existing structures. In general, the business is affected by the level of housing starts, the level of home repairs, the availability and cost of financing, changes in industry capacity, changes in raw material prices, changes in foreign exchange rates (primarily the Canadian dollar, Pound Sterling and Euro currencies) and other operating costs.

Products are primarily sold to major retail chains, contractor supply yards and industrial users. Some mill products are sold to industrial customers for further processing or as components for other products. Norbord OSB products are sold in North America under the following brand names: Durastrand pointSIX®, Pinnacle® and Stabledge® (premium flooring), TruFlor pointSIX® and TruFlor® (commodity flooring), SteadiTred® (industrial), QuakeZone®, Tallwall®, Trubord™ and Windstorm™ (wall sheathing) and SolarBord™ (radiant barrier sheathing), TruDeck® (flat roof sheathing for large industrial/commercial buildings), and StableDeck® (utility trailer floors). In Europe, Norbord products are sold under the trademarks SterlingOSB® (OSB), Caberwood MDF® (MDF), Conti® and Caberboard® (particleboard).

The Company operates in North America and Europe. Sales revenues by geographic segment are determined based on the origin of shipment. In 2016, 77% of Norbord’s sales originated from North America (2015 – 70%) and 23% from Europe (2015 – 30%).

North America is the principal market destination for Norbord’s products. In 2016 and 2015, Norbord’s panel shipments by volume originated as follows:

	2016	2015
North America	77%	76%
Europe	23%	24%
Total	100%	100%

OSB is used principally for sheathing, flooring and roofing in home construction. According to the APA – the Engineered Wood Association, OSB production represented approximately 67% of total 2016 North American structural panel production. In Europe, OSB’s share of the structural panel market is lower than in North America due mainly to different housing construction methods; however, OSB use is growing rapidly in Europe. Norbord’s particleboard is used primarily in flooring and other construction applications. MDF applications include cabinet doors, mouldings and interior wall paneling.

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Principal Operating Interests

Information regarding Norbord’s estimated annual production capacity is set forth in the following table. The estimated annual production capacity is based on normal operating rates and normal production mixes under current market conditions, taking into account known constraints, such as permit restrictions. Factors such as market conditions, fluctuations in raw material availability, mechanical interruptions and the nature of current orders may cause actual production rates and mixes to vary significantly from the estimated production rates and mixes used to derive the estimated annual capacities shown.

MMsf-3/8”	Estimated Annual Capacity at Year-End 2016

OSB
100 Mile House, British Columbia	440
Barwick, Ontario	510
Bemidji, Minnesota	470
Chambord, Quebec (1)	470
Cordele, Georgia	990
Genk, Belgium	450
Grande Prairie, Alberta	730
Guntown, Mississippi	450
High Level, Alberta	860
Huguley, Alabama (2)	500
Inverness, Scotland	395
Jefferson, Texas	415
Joanna, South Carolina	650
La Sarre, Quebec	375
Nacogdoches, Texas	380
8,085

Particleboard
Cowie, Scotland	405
South Molton, England	160
565

MDF
Cowie, Scotland	380
380

Total Panels	9,030
(1)	In November 2016, Norbord exchanged ownership of its Val-d’Or OSB mill for Louisiana-Pacific Corporation’s Chambord OSB mill. Production at both mills has been curtailed for a number of years.

(2) In January 2009, Norbord indefinitely curtailed production at its Huguley, Alabama OSB mill.

In the US, Norbord employs multi-opening press technology at its Minnesota, Georgia, Mississippi, and two Texas OSB mills. Norbord employs continuous press technology at its South Carolina and Alabama OSB mills in the US. Continuous press technology allows for the production of OSB in non-standard sizes and with specialized performance characteristics. Most of the US mills’ production is sold in the domestic US market. All of these mills purchase their wood fibre requirements from outside sources with prices based on regional market dynamics. These mills are not unionized.

In Canada, Norbord also employs multi-opening press technology at its British Columbia OSB mill, one of the two Alberta (Grande Prairie) OSB mills, the Ontario OSB mill and the two Quebec OSB mills.

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Norbord employs continuous press technology at its other Alberta (High Level) OSB mill. A significant portion of the production of the Canadian mills is shipped to the US and offshore export markets (Western mills). The wood fibre requirements for these mills are obtained primarily from Crown land under long-term forest management agreements with the provincial governments and also from other outside sources, with prices based on regional market dynamics. The two Alberta mills are non-unionized and the other Canadian mills are unionized.

All employees in the North American operating mills, with the exception of 100 Mile House, British Columbia and Barwick, Ontario, participate in profit sharing programs whereby a percentage of each mill’s operating income is shared equally across all employees at that mill.

Norbord’s mill in Cowie, Scotland is a large operation with a continuous press MDF production line and a continuous press particleboard line. The South Molton, England particleboard mill employs single-opening press technology and is integrated with laminating operations and a flat-pack furniture manufacturing facility. The OSB mill in Inverness, Scotland employs two multi-opening press lines which will be replaced with one state-of-the-art continuous press line upon completion of the $135 million reinvestment, anticipated to start up in the second half of 2017. All of Norbord’s UK mills purchase their wood fibre requirements from outside sources with prices based on regional market dynamics. These mills are all unionized.

The Genk, Belgium OSB mill employs continuous press technology. The Genk mill purchases its wood fibre requirements on the open market from a combination of public and private sources in the region. The mill is unionized.

Manufacturing Inputs

Wood fibre, resin, wax and energy are the principal raw material inputs used in the production of Norbord’s panelboard products.

Wood Fibre

Norbord does not own any timberlands and purchases timber, wood chips and other wood fibre as well as recycled materials on the open market in competition with other users of such resources.

Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, Norbord holds forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market and private purchases. In Europe, wood fibre is purchased from government and private landowners.

Resin and Wax

Resin and wax is sourced through tolling arrangements with outside suppliers with prices for the underlying feedstocks based on global indices. These feedstocks are widely-used industrial chemicals derived from oil and gas, such as benzene, phenol and methanol. Feedstock prices are influenced by global supply and demand conditions, and have exhibited significant volatility over time.

Energy

Norbord’s manufacturing processes generate residual wood material that cannot be used in the final product. This material can be used as a biomass fuel to produce heat. Approximately 75% of Norbord’s total manufacturing energy needs and all of Norbord’s OSB process heat requirements are met with biomass fuel.

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Norbord also procures electricity and natural gas for its manufacturing and air emissions control processes. Energy prices have experienced significant volatility in recent years, particularly in deregulated markets. In 2016, approximately 26% of Norbord’s natural gas consumption was used to generate electricity and process heat at Norbord’s Cowie, Scotland operations. An additional 25% was used to operate air emissions control equipment in Norbord’s US plants.

Seasonality and Cyclicality of Business

Quarterly financial results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair and renovation work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

Operating working capital is typically built up in the first quarter of the year due primarily to winter log inventory purchases in the Northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months.

Competitive Conditions

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Factors including production costs, freight charges and market dynamics between producing and consuming regions have an impact on the competitive position of all potential structural panel suppliers in a given market. OSB’s significant cost advantage over plywood continues to support long-term OSB market growth. Norbord’s principal market destination is the United States where it competes with North American and, in some instances, foreign producers. Most of Norbord’s European products are sold in the United Kingdom, Germany and the BeNeLux region where it competes primarily with other European producers.

Research and Development

Norbord carries out research and applied technology programs, identifying new techniques to improve production and product quality, develop new products and minimize the environmental impact of its operations. The Company operates a central laboratory facility in St. Laurent, Quebec. In addition, the Company performs contract work at a number of industry-wide organizations including FPInnovations and the Alberta Innovates Technology Futures aimed at reducing production costs and developing new products.

Environment, Health and Safety

Norbord’s Environment, Health and Safety Policies are available on Norbord’s website at www.norbord.com.

Norbord measures its performance against environment, health and safety targets in three areas: 1) injury frequency and severity; 2) environmental compliance; and 3) environment, health and safety management systems. Norbord conducts audits on its operations on a regular schedule to ensure continuing high standards of performance.

Norbord’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation.

In the fall of 2016, the Paris Agreement (Agreement) resulting from the United Nations Framework Convention on Climate Change entered into force. At present, Canada, the European Union and the

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United Kingdom have all ratified the agreement. The Canadian federal government and the four provinces in which Norbord operates have enacted regulations to meet greenhouse gas reduction obligations through carbon taxes or cap-and-trade initiatives. Currently, none of these programs have a significant direct financial impact on Norbord’s operations. Although the United States is a signatory to the Agreement, it has not been ratified by the US Senate and therefore is not legally binding. There are currently no greenhouse gas regulatory initiatives that are expected to negatively impact Norbord’s US operations.

All of Norbord’s UK operations entered into the Kyoto climate change energy efficiency agreements in 2001, which has to-date resulted in more than £39 million in tax and energy efficiency cost savings. A cap-and-trade carbon trading program has been in place in Europe since 2005. Biomass heat energy generating units have enabled the European mills to comply with energy efficiency targets and have resulted in a surplus of carbon credits across Norbord’s European business. Since 2005 surplus credits traded on environmental exchanges have resulted in approximately £5 million in additional income. In 2016, Norbord expects to have sufficient credits to meet compliance commitments.

Norbord holds third party verified sustainable forest management and fibre sourcing certification from the Sustainable Forestry Initiative® (SFI®) program, and chain-of-custody certificates from the SFI® program and the Forest Stewardship Council® forest certification program and the Programme for the Endorsement of Forest Certification (PEFC).

Human Resources

Norbord’s corporate head office is in Toronto, Canada. Norbord employs approximately 2,600 people at its operations in the US, Canada and Europe. Approximately 40% of these employees are represented by labour unions. All of Norbord’s UK and Belgian union contracts are evergreen. Norbord’s North American union contracts expire as follows:

Union	Mill Covered	Contract Expiry Date
Pulp, Paper and Woodworkers of Canada (PPWC)	100 Mile House, BC	June 30, 2017
Unifor	Barwick, ON	July 31, 2017
Unifor	Chambord, QC(1)	June 1, 2018
Unifor	La Sarre, QC	June 30, 2021

(1) mill indefinitely curtailed

RISKS OF THE BUSINESS

Norbord is exposed to a number of risks and uncertainties in the normal course of its business which could have a material adverse effect on the Company’s business, financial position, operating results and cash flows. A discussion of some of the major risks and uncertainties follows.

Product Concentration and Cyclicality

OSB accounts for almost 90% of Norbord’s panel production capacity. The price of OSB is one of the most volatile in the wood products industry. Norbord’s concentration on OSB increases its sensitivity to product pricing and may result in a high degree of sales and earnings volatility.

Norbord’s financial performance is principally dependent on the selling price of its products. Most of Norbord’s products are traded commodities for which no liquid futures markets exist. The markets for most of Norbord’s products are highly cyclical and characterized by periods of supply and demand imbalance, during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord’s products are used for new home construction, seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord’s

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business at different times, are influenced by numerous factors that are beyond Norbord’s control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end use of those products, or the increased use of substitute products; a significant increase in longer-term interest rates; changes in the availability of mortgage financing; and the overall level of economic activity in the regions in which Norbord conducts business. In the past, Norbord has been negatively affected by declines in product pricing and has taken production downtime to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for Norbord’s products, particularly OSB, could seriously harm the Company’s financial position, operating results and cash flows, including the ability to satisfy interest and principal payments on outstanding debt.

Based on operations running at full capacity, the following table shows the approximate annualized impact of changes in product prices on Adjusted EBITDA:

	Sensitivity Factor	Impact on Adjusted EBITDA (1) (US $ millions)
OSB – North America	$10 per Msf–7/16”	$59
OSB – Europe	€10 per m3	8
(1)

Norbord defines Adjusted EBITDA as earnings (loss) determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation and amortization and other unusual or non-recurring items. Adjusted EBITDA is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s 2016 Management’s Discussion and Analysis dated February 2, 2017 for a quantitative reconciliation of Adjusted EBITDA to earnings (the most directly comparable IFRS measure).

Liquidity

Norbord relies on long-term borrowings, access to revolving bank lines and an accounts receivable securitization program to fund its ongoing operations. The Company’s ability to refinance or renew such facilities is dependent upon financial market conditions. Although Norbord has notes maturing in 2017, 2020 and 2023 and has bank lines that are committed to May 2019, financing may not be available when required or may not be available on commercially favourable or otherwise satisfactory terms in the future.

Competition

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord’s principal market is the US, where it competes with North American and, in some instances, foreign producers. Norbord’s European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord’s ability to compete in these and other markets is dependent on a variety of factors, such as manufacturing costs, availability of key production inputs, continued free access to markets, customer service, product quality, financial resources and currency exchange rates. In addition, competitors could develop new cost-effective substitutes for Norbord’s wood-based panels, or building codes could be changed making the use of Norbord’s products less attractive for certain applications.

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Customer Dependence

Norbord sells its products primarily to major retail chains, contractor supply yards and industrial manufacturers, and faces strong competition for the business of significant customers. Norbord generally does not have contractual assurances of future sales. As a result, the loss of a significant customer or any significant customer order cancellations could negatively affect the Company’s sales and earnings. Continued consolidation in the retail industry could expose Norbord to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on Norbord.

Cross Border Trade

Norbord’s future performance is dependent upon international trade and, in particular, cross-border trade between Canada and the United States and between the United Kingdom and European Union. Access to markets in the United States and other countries may be affected from time to time by various trade-related events. The Company’s financial condition and results of operations could be materially adversely affected by trade rulings, the failure to reach or adopt trade agreements, the imposition of customs duties or other tariffs, or an increase in trade restrictions in the future.

Manufacturing Inputs

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin, wax and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond the Company’s control. Norbord may not be able to hedge the purchase price of manufacturing inputs or pass increased costs on to its customers.

Fibre Resource

Fibre for Norbord’s OSB mills comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, Norbord holds forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market and private purchases. In Europe, wood fibre is purchased from government and private landowners.

When Norbord purchases timber, wood chips, fibre and other wood recycled materials on the open market, it is in competition with other uses of such resources, where prices are influenced by factors beyond Norbord’s control. Fibre supply could also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments. In addition, Norbord’s supply and cost of fibre may be negatively impacted by increased demand resulting from market-based or legislative initiatives to use wood-based biomass materials in the production of heat, electricity or other bio-based products.

In Canada, the Crown licences and agreements require the payment of stumpage fees for the timber harvested and compliance with specified operating, rehabilitation and silviculture management practices. They can be revoked or cancelled for non-performance and contain terms and conditions that could, under certain circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation. The Company may not be able to renew or replace the Crown licences when they come due. Any changes to government regulations and policies governing forest management practices could adversely affect the Company’s access to, or increase the cost of, wood fibre.

Aboriginal groups have claimed substantial portions of land in various Canadian provinces over which they claim aboriginal title, or in which they have a traditional interest, and for which they are seeking compensation from various levels of government. The results of these claims and related forest policy

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mechanisms may adversely affect the supply of wood fibre and the commercial terms of supply agreements with provincial governments.

Currency Exposures

Norbord reports its financial results in US dollars. A portion of Norbord’s product prices and costs are influenced by relative currency values (particularly the Pound Sterling, Euro and Canadian dollar). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of the Company’s facilities, the value of its foreign investments, the results of its operations and its financial position.

Norbord’s foreign exchange exposure arises from the following sources:

•	net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros;
•	net Canadian dollar-denominated monetary assets and liabilities; and
•	committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations.

Third-Party Transportation Services

Norbord relies on third-party transportation services for delivery of products to customers as well as for delivery of raw materials from suppliers. The majority of products manufactured and raw materials used are transported by rail or truck, which are highly regulated. Transportation rates and fuel surcharges are influenced by factors beyond Norbord’s control. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner, including failure caused by adverse weather conditions could harm the Company’s reputation, negatively affect customer relationships or disrupt production at the Company’s mills.

Employee Retention and Labour Relations

Norbord’s success depends in part on its ability to attract and retain senior management and other key employees. Competition for qualified personnel depends on economic and industry conditions, competitors’ hiring practices and the effectiveness of Norbord’s compensation programs. The loss of, or inability to recruit and retain, any such personnel could impact the Company’s ability to execute on its strategy.

Norbord’s US employees are non-unionized while its UK, Belgian and most of its Canadian mill employees are unionized – representing approximately 40% of the workforce. All of Norbord’s UK and Belgian union contracts are evergreen. Canadian union contracts typically cover a three- to five-year term, and the current contracts with Unifor (formerly the Communications, Energy and Paperworkers Union) representing members at the OSB mills in Barwick, Ontario, Chambord, Quebec and La Sarre, Quebec expire July 31, 2017, June 1, 2018 and June 30, 2021 respectively. The current contract with the Pulp, Paper and Woodworkers of Canada (PPWC) representing members at the OSB mill in 100 Mile House, British Columbia expires June 30, 2017. Strikes or work stoppages could result in lost production and sales, higher costs or supply constraints if Norbord is unable to negotiate acceptable contracts with its various trade unions upon expiry.

Environmental Matters

Norbord’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation. Failure to comply with applicable environmental laws and regulations could result in fines, penalties or other enforcement actions that could impact Norbord’s production capacity or increase its production costs. The Company has incurred, and expects to continue

Norbord Inc.	2016 Annual Information Form	Page 15

to incur, capital expenditures and operating costs to comply with applicable environmental laws and regulations. In addition, environmental laws and regulations could become more stringent in the future.

International Sales

A portion of the Company’s sales are exported to customers in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of the Company’s products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies. Although the Company purchases credit insurance on all export sales, revenues could be negatively impacted by any customer losses.

Product Liability and Legal Proceedings

Norbord produces a variety of wood-based panels that are used in new home construction, repair-and-remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of Norbord’s products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, Norbord has been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage and other claims against the Company or its predecessors. Norbord could face increased costs if any future claims exceed purchased insurance coverage.

Capital Intensity

The production of wood-based panels is capital intensive. There can be no assurance that key pieces of equipment will not need to be repaired or replaced. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

Tax Exposures

Norbord takes various positions in the normal course of business of filing its tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, Norbord is subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. Norbord provides for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from the Company’s estimated liabilities.

Defined Benefit Pension Plan Funding

Although Norbord’s defined benefit pension plans are largely closed to new entrants, the Company continues to be subject to market risk on the plan assets and obligations related to existing members. Defined benefit pension plan funding requirements are based on actuarial valuations that make assumptions about the long-term expected rate of return on assets, salary escalation, life expectancy and discount rates. The Company’s latest funding valuations indicate the plans are in a solvency deficit position and therefore Norbord is required to make cash funding contributions. If actual experience differs from these assumptions or any of these assumptions change such that the solvency deficit increases, the Company would be required to increase cash funding contributions, reducing the availability of such funds for other corporate purposes.

Information Technology Infrastructure

In order to optimize performance, the Company regularly implements business process improvement initiatives and invests capital to upgrade its information technology infrastructure. These initiatives may involve risks to the operations and the Company may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information

Norbord Inc.	2016 Annual Information Form	Page 16

systems or significant system failures could disrupt operations and have a material adverse effect on the business.

Cyber Security

Norbord relies on information technology to support the Company’s operations and to maintain business records. Some systems are internally managed and some are maintained by third-party service providers. Norbord and its service providers employ what the Company believes are adequate security measures. A security failure of that technology, security breaches of company, customer, employee, and vendor information as well as a disruption of business resulting from a natural disaster, hardware or software corruption, failure or error, telecommunications system failure, service provider error, intentional or unintentional personnel actions or other disruptions could disrupt operations and have a material adverse effect on the business. Further, such disruptions could expose the Company to potential liability or other proceedings by affected individuals, business partners and/or regulators. As a result, Norbord could face increased costs if any future claims exceed purchased insurance coverage.

CAPITAL STRUCTURE

Description of Share Capital

The authorized share capital of the Company consists of an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares, an unlimited number of Non-Voting Participating Shares and an unlimited number of Common Shares. As at February 2, 2017 there were 85.8 million Common Shares outstanding. No other shares are outstanding. For information on Common Shares issued to Ainsworth shareholders pursuant to the Merger, see “General Development of the Business – Changes in the Business 2014-2017 – Merger with Ainsworth.”

The following is a summary of the principal attributes of the Common Shares, the Class A Preferred Shares, the Class B Preferred Shares and the Non-Voting Participating Shares of Norbord. For a complete description of the terms of Norbord’s share capital, refer to Norbord’s Restated Articles of Incorporation filed on SEDAR at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (EDGAR) at www.sec.gov.

Common Shares

The holders of Common Shares are entitled to one vote per share at all meetings of shareholders. They are entitled to receive dividends if, as and when declared by the Directors ratably with any holders of the Non-Voting Participating Shares, subject to the attributes of each series of Non-Voting Participating Shares. In the event of any liquidation, dissolution or winding up, subject to the rights of holders of any Class A Preferred Shares and Class B Preferred Shares, the holders of Common Shares are entitled to participate ratably with any holders of Non-Voting Participating Shares in any distribution of the assets of the Company, subject to the attributes of each series of Non-Voting Participating Shares.

Class A Preferred Shares

The Class A Preferred Shares are issuable in series. The Directors of the Company are empowered to fix the number of shares in and the designation and attributes of each series, which may include voting rights. The Class A Preferred Shares are entitled to priority over the Class B Preferred Shares, the Non-Voting Participating Shares and the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of Norbord.

Norbord Inc.	2016 Annual Information Form	Page 17

Class B Preferred Shares

The Class B Preferred Shares are issuable in series. The Directors of the Company are empowered to fix the number of shares in and the designation and attributes of each series, which may include voting rights. The Class B Preferred Shares are entitled to priority over the Non-Voting Participating Shares and the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company.

Non-Voting Participating Shares

The Non-Voting Participating Shares are issuable in series. The Directors of the Company are empowered to fix the number of shares in and the designation and attributes of each series, which may include a preferential dividend or a priority in any distribution of assets of the Company. Subject thereto, the holders of Non-Voting Participating Shares are entitled to receive dividends if, as and when declared by the Directors ratably with the holders of Common Shares and, in the event of any liquidation, dissolution or winding up, subject to the rights of the holders of any Class A Preferred Shares and Class B Preferred Shares, to participate ratably with the holders of Common Shares in any distribution of the assets of the Company.

Description of Debt Securities

At February 2, 2017, Norbord had issued and outstanding senior debt securities as follows:

•	$200 million of 7.70% senior secured notes due February 15, 2017;
•	$240 million of 5.375% senior secured notes due December 1, 2020; and
•	$315 million of 6.25% senior secured notes due April 1, 2023.

The 7.70% senior secured notes are subject to a credit ratings-based coupon step-up provision. Interest is payable semi-annually and the debt securities are non-callable except at a make-whole price. The Company intends to permanently repay the 7.70% senior secured notes at maturity.

Credit Ratings

Maintaining a stable balance sheet is an important element of Norbord’s financing strategy. Norbord believes that its record of superior operational performance and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions).

As at February 2, 2017, the Company’s long-term debt and issuer ratings were:

	DBRS	Standard & Poor’s Ratings Services	Moody’s Investors Service
Secured Notes	BB	BB-	Ba2
Issuer	BB	BB-	Ba2
Outlook	Negative	Positive	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of BB is the fifth highest of ten major categories, and debt securities rated BB are defined to be speculative and non-

Norbord Inc.	2016 Annual Information Form	Page 18

investment grade. Rating categories AA through CCC are denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category.

S&P credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the BB rating is the fifth highest of ten major categories, and debt securities rated BB or lower are regarded as having significant speculative characteristics. Debt securities rated BB are less vulnerable to non-payment than other speculative issues; however, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Ba is the fifth highest of nine major categories, and debt securities rated Ba are judged to have speculative elements and are subject to substantial credit risk. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

DIVIDENDS

On April 29, 2013, the Company’s Board of Directors approved a variable dividend policy which targets the payout to shareholders of a portion of expected future free cash flow through the cycle. The Company’s intention is that the dividend will reflect the cyclicality, not the seasonality, of the business. Under this policy, the Board of Directors has declared dividends of CAD $0.10 per Common Share in each of the last six quarters, CAD $0.25 per Common Share in the first two quarters of 2015 and CAD $0.60 per Common Share in the seven quarters prior thereto. The Board of Directors adjusted the dividend level twice during 2015 to maintain flexibility in the Company’s capital structure as well as to fund growth and other attractive capital investment opportunities.

The amount of future dividends under the Company’s dividend policy, and the declaration and payment thereof, will be based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s existing revolving bank lines and senior notes, as well as broader market and economic conditions, among other factors, and shall be in compliance with applicable law. The Board retains the power to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends in the future will be equal or similar to the amount described above or that the Board will not decide to suspend or discontinue the payment of cash dividends in the future.

The Company has a Dividend Reinvestment Plan (DRIP) whereby shareholders resident in Canada can elect to receive their dividends in Common Shares.

The table below summarizes the total dividends on Common Shares declared by the Board, the amounts paid out in cash and the amounts distributed as shares under the DRIP for the preceding three financial years.

($ millions)	2016	2015	2014
Cash distribution	$26	$40	$115
Share distribution (1)	-	-	1
Total dividends on Common Shares	$26	$40	$116
(1)	Common Shares distributed in the DRIP represented less than $1 million in 2016 and 2015.

Norbord Inc.	2016 Annual Information Form	Page 19

MARKET FOR SECURITIES

Common Shares

The Company’s Common Shares trade on the TSX and the NYSE under the symbol OSB.

TSX Trading Data

In 2016, the Company’s Common Shares traded on the TSX in a range between CAD $19.44 and CAD $36.00 per share, ending the year at CAD $33.91.

CAD $	Common Shares
Month	High	Low	Close	Volume
January	$26.91	$22.56	$24.46	4,621,073
February (1)	24.50	19.44	22.24	4,411,232
March	26.19	22.08	25.84	3,357,702
April	27.34	23.11	25.01	2,413,198
May	28.78	25.10	28.25	2,615,899
June	29.10	24.42	25.26	2,540,169
July	33.10	24.22	32.90	4,781,704
August	33.93	30.22	31.50	4,539,174
September	33.98	30.55	33.70	2,985,093
October	35.47	31.06	31.55	4,018,890
November	33.84	28.91	33.62	4,963,310
December	36.00	33.21	33.91	3,321,103

(1) Prior to February 18, 2016, the Company’s Common Shares traded under the symbol “NBD”. The ticker symbol on the TSX changed to “OSB” on February 19, 2016.

NYSE Trading Data

In 2016, the Company’s Common Shares traded on the NYSE in a range between USD $14.00 and USD $27.32 per share, ending the year at USD $25.25.

US $	Common Shares
Month	High	Low	Close	Volume
January	$-	$-	$-	-
February (1)	17.34	14.00	16.35	24,879
March	20.58	16.46	19.94	188,548
April	20.96	18.53	20.00	157,779
May	22.00	19.57	21.60	177,563
June	22.50	17.94	19.72	199,387
July	25.40	18.67	25.40	240,351
August	25.82	23.64	24.07	271,813
September	25.98	23.50	25.72	219,511
October	26.75	23.20	23.66	278,733
November	25.20	21.40	25.07	622,247
December	27.32	24.83	25.25	261,907

(1) On February 19, 2016 the Company’s Common Shares began trading on the NYSE under the symbol “OSB”. The above table discloses data from February 19, 2016, when the Company’s Common Shares began trading on the NYSE.

Norbord Inc.	2016 Annual Information Form	Page 20

DIRECTORS AND SENIOR EXECUTIVE OFFICERS

Directors

The Directors of the Company are set out below. They hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

Name and Location of Residence	Position and Office Held	Principal Occupation	Director Since
JACK L. COCKWELL (1)(2) Toronto, Ontario, Canada	Director	Director, Brookfield Asset Management Inc.	1987
PIERRE DUPUIS (1)(2)(3)(4) Sutton, Quebec, Canada	Director	Corporate Director	1995
PAUL E. GAGNE(1)(2)(4) Senneville, Quebec, Canada	Director	Corporate Director	2015
J. PETER GORDON(1)(2)(3) Toronto, Ontario, Canada	Director and Chair	Managing Partner, Brookfield Asset Management Inc.	2015
PAUL A. HOUSTON(1)(2)(3)(4) Brooklin, Ontario, Canada	Director	Corporate Director	2015
J. BARRIE SHINETON Toronto, Ontario, Canada	Director and Vice Chair	Corporate Director	2004
DENIS A. TURCOTTE (1)(2)(4) Sault Ste. Marie, Ontario, Canada	Director	President and Chief Executive Officer, North Channel Management and North Channel Capital Partners	2012
PETER C. WIJNBERGEN Toronto, Ontario, Canada	Director and President & CEO	President and Chief Executive Officer, Norbord Inc.	2014
(1)	Member of the Environmental, Health & Safety Committee. Mr. Turcotte is Chair of the Committee.
(2)	Member of the Human Resources Committee. Mr. Cockwell is Chair of the Committee.
(3)	Member of the Corporate Governance and Nominating Committee. Mr. Houston is Chair of the Committee.
(4)	Member of the Audit Committee. Mr. Dupuis is Chair of the Committee.

All of the Directors have held their principal occupations shown in the above table for the past five years, except for Messrs. Cockwell, Shineton and Wijnbergen.

Mr. Cockwell was Group Chair of Brookfield from June 2002 to June 2016.

Mr. Shineton was appointed Vice Chair of the Board on January 29, 2014 after retiring as President and Chief Executive Officer of the Company where he held such position from 2004 through 2013.

Mr. Wijnbergen was appointed President and Chief Executive Officer on January 1, 2014 after serving as Senior Vice President and Chief Operating Officer from September 2010 through December 2013.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

The following Directors served as directors of Fraser Papers Inc. (Fraser).

Name	Period Served
JACK L. COCKWELL	2004 to April 2009
PAUL E. GAGNE	2004 to February 2011
J. PETER GORDON	2007 to February 2011

In June 2009, Fraser initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act and also filed for protection pursuant to Chapter 15 of the U.S. Bankruptcy Code. As part of its restructuring, Fraser sold all of its operating assets and distributed the proceeds from the sale. Fraser’s common shares were suspended from trading on the TSX on June 23, 2009 and delisted on July 22, 2009. On March 10, 2011, the Ontario Securities commission issued a cease trade order against Fraser, and on June 23, 2011, Fraser was dissolved.

Norbord Inc.	2016 Annual Information Form	Page 21

Code of Business Conduct

Norbord has a Code of Business Conduct (Code) that sets out the expected conduct of the Company’s Directors, officers and employees, and those of its subsidiaries, in relation to honesty, integrity and compliance with all legal and regulatory requirements, including conflicts of interest. The Board reviews the Code every year, most recently on October 27, 2016. The Code is available on the Company’s website at www.norbord.com as well as on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Senior Executive Officers

The senior executive officers of the Company are shown in the following table:

Name and Location of Residence	Current Office and Principal Occupation	Year Appointed
J. PETER GORDON Toronto, Ontario, Canada	Director and Chair Managing Partner, Brookfield Asset Management Inc.	2015
J. BARRIE SHINETON Toronto, Ontario, Canada	Director and Vice Chair Corporate Director	2014
PETER C. WIJNBERGEN Toronto, Ontario, Canada	President and Chief Executive Officer	2014
ROBIN E. LAMPARD Toronto, Ontario, Canada	Senior Vice President and Chief Financial Officer	2008
NIGEL A. BANKS Toronto, Ontario, Canada	Senior Vice President, Corporate Services	2010
KARL R. MORRIS Glasgow, Scotland, UK	Senior Vice President, European Operations	2005
MICHAEL J. DAWSON Toronto, Ontario, Canada	Senior Vice President, Sales, Marketing and Logistics	2008

For those senior executive officers of the Company appointed to their principal occupations within the past five years, their prior occupations during this period were as follows:

Mr. Shineton was appointed Vice Chair of the Board on January 29, 2014 after serving as President and Chief Executive Officer of the Company from 2004 through 2013.

Mr. Wijnbergen was appointed President and Chief Executive Officer on January 1, 2014 after serving as Senior Vice President and Chief Operating Officer from September 2010 through December 2013.

As at February 2, 2017, the Directors and senior executive officers of the Company as a group directly own or exercise control or direction over 0.2 million Common Shares of the Company (representing less than 1%), and none of the voting securities of any of the Company’s subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as set out below or as otherwise set out in this AIF, no Director or officer of the Company, no person who beneficially owns, directly or indirectly, more than 10% of the Norbord Common Shares and no associate or affiliate of the foregoing persons has any material interest in any transaction within the past three years or during the current financial year that has materially affected or will materially affect Norbord. The following transactions have occurred between the Company and Brookfield during the normal course of business:

Norbord Inc.	2016 Annual Information Form	Page 22

Ownership of Ainsworth Shares

Prior to the Merger, Brookfield owned 77,673,443 common shares of Ainsworth. Under the terms of the Merger, Ainsworth shareholders, including Brookfield, received 0.1321 of a Common Share of Norbord for each Ainsworth common share held. Following completion of the Merger on March 31, 2015, Brookfield owned, directly and indirectly, 45,407,241 Common Shares of Norbord representing approximately 53% of the issued and outstanding Norbord Common Shares.

MATERIAL CONTRACTS

Norbord has entered into the following material contracts, other than in the ordinary course of business:

1.	Trust Indenture dated April 16, 2015 between Norbord Inc. and Computershare trust Company, N.A. relating to the issuance of 6.25% Senior Secured Notes due April 16, 2023.

2.	Trust Indenture dated November 26, 2013 between Norbord Inc. and Computershare Trust Company, N.A. relating to the issuance of 5.375% senior secured notes due December 1, 2020.

3.	Trust Indenture dated February 14, 2007 between Norbord (Delaware) GP I, Norbord Inc., and Computershare Trust Company N.A., relating to the issuance of 6.45% notes due February 15, 2017.

TRANSFER AGENT AND REGISTRAR

The principal transfer agent and registrar for the Common Shares is CST Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, Telephone: 1-800-387-0825, e-mail: inquiries@canstockta.com. The co-transfer agent and registrar is American Stock Transfer & Trust Company, LLC, 6201, 15th Avenue, Brooklyn, NY 11219, Telephone: 1-800-937-5449, e-mail: info@amstock.com.

Norbord Inc.	2016 Annual Information Form	Page 23

AUDIT COMMITTEE

The Audit Committee is appointed by the Board and, among other things: assists the Board in its oversight of the integrity of the financial and related information of the Company through the review of the consolidated financial statements and management’s discussion and analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The full terms of reference of the Audit Committee are included in this AIF as Appendix A.

The Audit Committee includes the following Directors, each of whom has been determined by the Board of Directors to be “independent” and “financially literate”, as such terms have been defined in National Instrument 52-110. The Board has selected each of the following individuals based upon their education and experience, as same is relevant to his or her responsibilities as a member of the audit committee:

Pierre Dupuis (Chair)

Paul E. Gagné

Paul A. Houston

Denis A. Turcotte

Mr. Dupuis is a Corporate Director. From 1999 to 2005, Mr. Dupuis was Vice President and Chief Operating Officer of Dorel Industries Inc., a global consumer products company. Prior to his appointment at Dorel, Mr. Dupuis was President and Chief Operating Officer of Transcontinental Inc., a Canadian printing and publishing company.

Mr. Gagné, a retired executive, has extensive experience in the natural resource sector and is a Chartered Accountant. He is currently serving as Chairman of the Board of Wajax Corporation, a leading distributor and service provider of mobile equipment, power systems and industrial components.

Mr. Houston is a retired executive who has served on a number of boards in Canada and the US, most recently with Ainsworth as Lead Director from 2009 to March 2015. Mr. Houston has been Lead Director of the Company since May 2015. He has over 12 years of CEO experience in a variety of industries, most recently serving as President and Chief Executive Officer of the Alderwoods group, a $1.2 billion US company. He has also operated businesses in Canada, US and Europe.

Mr. Turcotte is President and Chief Executive Officer of North Channel Management and North Channel Capital Partners, both consulting, private investment and management companies. Mr. Turcotte was President and Chief Executive Officer and a Director of Algoma Steel Inc. (Algoma), an integrated flat products steel company, from 2002 through 2008 and was named CEO of the year by Canadian Business Magazine in 2006. Prior to joining Algoma, he was President of the Paper Group and Executive Vice President of Corporate Development and Strategy of Tembec Inc., a forest products company, from 1999 to 2002.

As part of its mandate, the Audit Committee assesses the independence of the Company’s auditors. From time to time the Company’s auditors also provide non-audit services to Norbord. It is the Company’s policy not to engage its auditors to provide services that may impair their objectivity or that are specifically forbidden by law or regulation. The Company has implemented procedures to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining the auditors’ independence.

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Audit Fees

For the year 2016, Norbord paid a total of $1.0 million (2015 – $1.2 million) to the Company’s auditors for all services. The following provides details on these billings:

Service (US $ millions)	2016	2015
Audit	$0.8	$1.0
Audit-related Fees	0.1	0.1
Tax	0.1	0.1
Other	–	–
Total	$1.0	$1.2

Audit services include the annual financial statement audit of the Company and certain of its subsidiaries. They also include the review of the Company’s unaudited interim financial statements and services associated with securities regulatory filings.

Audit-related services include audits of the Company’s pension plans and special-purpose non-statutory audits of divisions of the Company.

Tax services include tax advisory and compliance services.

Norbord did not engage the Company’s auditors to perform other non-audit services.

Norbord did not rely on the deminimus exemption provided by paragraph (c)(y)(i) of Rule 2-01 of the US Securities and Exchange Commission Regulation S-X in 2016 or 2015.

INTERESTS OF EXPERTS

The Company’s auditors are KPMG LLP, an independent public accounting firm of Toronto, Canada. KPMG LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION

The Management Proxy Circular dated March 3, 2017 will contain additional information concerning the Company including Directors’ and officers’ remuneration and indebtedness, principal holders of Common Shares and its stock option and share purchase plans. Additional financial information about the Company is included in Norbord’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2016.

These documents and additional information about the Company and its operations can be found on Norbord’s website at www.norbord.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Norbord Inc.	2016 Annual Information Form	Page 25

GLOSSARY

m3: Cubic metre. A measure of volume equal to approximately 1,130 square feet ( 3/8-inch basis).

MDF: Medium density fibreboard. A panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure.

Msf (MMsf): Measurement for panel products equal to a thousand (million) square feet. This measurement is calculated on either a 3/8-inch or 7/16-inch thick basis.

OSB: Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.

Panelboard: Oriented strand board, particleboard, medium density fibreboard and plywood.

Particleboard: A panelboard produced by chemically bonding clean sawdust, small wood particles and recycled wood fibre under heat and pressure.

Plywood: A panelboard produced by chemically bonding thin layers of solid wood veneers.

Norbord Inc.	2016 Annual Information Form	Page 26

APPENDIX A – AUDIT COMMITTEE – TERMS OF REFERENCE

Role of Audit Committee

The role of the Audit Committee is to assist the Board in its oversight of the integrity of the financial and related information of the Company including its financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Company. Management is responsible for the preparation, presentation and integrity of the financial statements and for establishing and maintaining the above noted controls, procedures and processes and the Audit Committee is appointed by the Board to review and monitor them.

Authority and Responsibilities

In carrying out its role, the Audit Committee has the following authority and responsibilities:

1.	Financial information and reporting –
(a)	to review and discuss with management and the external auditor, as appropriate:

(i)	the annual audited financial statements and the interim financial statements including the accompanying Management’s Discussion and Analysis; and

(ii)	other releases containing information taken from the Company’s financial statements prior to their release; and

(b)	to recommend to the Board for approval the quarterly and annual financial filings;

(c)	to review the Company’s financial reporting and accounting policies and any proposed material changes to them or their application; and

(d)

to meet privately with the person responsible for the Company’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern.

2.	Internal controls – to review, with the Chief Financial Officer (CFO), the external auditor and others, as appropriate, the Company’s system of internal controls.

3.	External audit –
(a)

to recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Audit Committee as representatives of the shareholders of the Company;

(b)	to evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor;

(c)	to pre-approve any non-audit services to be provided to the Company or its subsidiaries by the external auditor and the fees for those services;

(d)

to obtain and review at least annually a written report by the external auditor setting out the auditor’s internal quality control procedures, any material issues raised by the auditor’s internal quality control reviews and the steps taken to resolve those issues;

(e)	to review at least annually the relationships between the Company and the external auditor in order to establish the independence of the external auditor;

(f)	to oversee the work of the external auditor, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(g)	to communicate directly with the internal and external auditors;

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(h)	to meet privately with the external auditors as frequently as the Committee feels appropriate to fulfill its responsibilities; and

(i)	to review and evaluate the lead partner of the auditor.

4.	Risk management – to review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.

5.	Compliance –

(a)

to review the Company’s financial reporting procedures and policies relating to compliance with legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and

(b)

to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

Composition and Procedures

1.

Size – The Audit Committee will consist of a minimum of three Directors. The members of the Committee and the Chair are appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee and may be removed by the Board in its discretion.

2.

Qualifications – All members of the Committee must be “independent” within the meaning of sections 1.4 and 1.5 of National Instrument 52-110. All members of the Committee must be “financially literate”, i.e., have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial statements of the Company.

3.

Meetings – The Committee will meet as it determines is appropriate to fulfill its responsibilities, which will not be less than four times a year and a portion of each meeting will be held without the presence of management. Quorum for meetings will be a majority of the members of the Committee. Notice of meetings of the Committee shall be given not less than 48 hours before the time when the meeting is to be held. The Committee may invite any member of management, employee or other person to attend any of its meetings.

4.

Review of Financial Statements – The Committee will review the Company’s annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO and will approve such documents prior to their filing. The external auditor will be present at these meetings.

5.

Review of CEO and CFO Certification Process – In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

6.

Review of Earnings and Other Releases – The Committee will review with the CFO any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. The Committee will satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those

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procedures.

7.

Approval of Audit and Non-Audit Services – In addition to recommending to the Board the external auditor to examine the Company’s financial statements and the compensation of the external auditor for audit services, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee’s practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity and independence of the external auditor.

8.

Hiring Guidelines for Independent Auditor Employees – The Committee will adopt guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its Audit Report of the Company’s financial statements in order to ensure the objectivity and independence of the external auditor.

9.

Audit Partner Rotation – The Committee will ensure that the lead audit partner assigned by the external auditor to the Company, as well as the independent review partner charged with reviewing the financial statements of the Company, are changed at least every five years.

10.

Process for Handling Complaints about Accounting Matters – The Committee has established the following procedure for the receipt and treatment of any complaint received by the Company regarding accounting, internal accounting controls or auditing matters:

(a)	The Company will make available and make known special mail and e-mail addresses and telephone numbers for receiving complaints regarding accounting, internal accounting controls or auditing matters;

(b)	Copies of complaints received will be sent to the members of the Committee;

(c)

All complaints will be investigated by the Company’s finance staff, except as otherwise directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint; and

(d)

The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full Board. The Company’s Code of Business Conduct prohibits any Director, officer or employee of the Company from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

11.

Evaluation – The Committee will conduct and present to the Board an annual evaluation of the performance of the Committee and the adequacy of these terms of reference and recommend any proposed change to the Board for approval.

12.	Management – The Committee may at any time retain outside advisors at the expense of the Company, subject to the approval of the Chair of the Board.

13.	Access to Independent Advisors – The Committee may at any time retain outside advisors at the expense of the Company, subject to the approval of the Chair of the Board.

14.	Other Matters – The Committee will conduct reviews and, where appropriate, recommend action by the Board, on matters within its responsibilities and, on:

(a)	The Annual Information Form to be filed by the Company;

(b)	Regular reports on outstanding litigation that could have a material effect on the Company;

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(c)	An annual certificate of the CEO attesting that senior management of the Company have received and agreed to be bound by the Company’s Code of Business Conduct and as to compliance with the Code;

(d)	An annual report on officers’ expenses;

(e)	An annual report on consulting and legal fees paid by the Company;

(f)	An annual report on the Company’s insurance coverage and costs; and

(g)	Periodic review of significant taxation matters.

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